Exhibit (a)(5)(N)

Lonza Group AG
- Half-Year Results -
Analysts & Investor Conference Call

July 27th, 2011 - 2:30 p.m. C.E.T.

Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

SPEAKERS / MODERATORS

Mr. Stefan Borgas
Chief Executive Officer

Mr. Toralf Haag
Chief Financial Officer

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

QUESTIONERS

Mr. Urban Fritsche
BZ Bank

Mr. Marcel Brand
Cheuvreux

Ms. Carla Bänziger
Bank Vontobel AG

Ms. Brigitte de Lima
Bank of America Merrill Lynch

Mr. Peter Welford
Jefferies

Mr. Stephan Kippe
Commerzinvest

Mr. Martin Wales
UBS AG

Mr. Holger Blum
Deutsche Bank AG

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

PRESENTATION

Operator

Good morning or good afternoon. I am Dino, the Chorus Call operator for this Conference. Welcome to the Lonza Half-Year Results Analyst and Investor Conference. Please note that for the duration of the presentation, all participants will be in listen-only mode and the Conference is being recorded. After the presentation, there will be an opportunity to ask questions by pressing * and 1 at anytime during the Conference.

Should anyone need assistance during the Conference Call, they may signal an operator by pressing * and 0 on their telephone. This call must not be recorded for publication or broadcast. At this time, I would like to turn the Conference over to Mr. Stefan Borgas, CEO. You will now be joined into the Conference Room. Thank you.

Stefan Borgas

Good afternoon, Ladies and Gentlemen. Thank - welcome to the Half-Year update of Lonza’s Business. It’s a bit more comprehensive today than usually, because we are not only reporting about the business performance in the Half-Year, but also about the results of our strategy update, and we will give — a quick review of the announcement that we made two week ago - two weeks ago, our proposal to acquire Arch (Microbial) Control.

Before I go into the presentations, usually I start with an atmospheric comment and if I look out at Basel’s weather today, we’ve had dark clouds this morning, super sunshine in the middle of the morning, and now we have big cloud everywhere. These changes as fast as the currencies do. So, in both we should refrain — from making forecasts, because they will most likely (not audible) wrong.

So, before I go into the presentation, I’ll lead you through most of the charts that we’ve put out in the website this morning. Let me make a couple of introductory remarks from which I think the highlights of —, you know, the — messages of today.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

First, through the H1 results. In summary, I am quite pleased about these numbers, because they demonstrate the resilience of our business, of our margins, and of the demand for our products in all of the underlying markets. Underlying growth is good and that was what we needed to prove finally and this — we succeeded in the first half.

Three takeaways really from the results. First one is underlying growth is there, 5% in sales and 5% in profits, driven by good order pipeline, biopharmaceuticals, much better visibility order booking than before.

Second message margins are pretty solid, 22.2% as reported, and 23.6% in constant currencies. So, that also shows that underlying our business is very solid.

Third message, we do have extremely strong headwind from the currencies. This has an impact on 44 million Swiss Francs. Two thirds of this, is translational, so not too much to worry about. The other third, is Switzerland related, Switzerland cost operated measures are underway, I get into that during the presentation.

Fourth message, cash flow is strong as expected more than 200 million Swiss Francs despite dividend and all of the one-time costs we always have in the first half of the year. So that’s I think the summary of the numbers of the first half year.

In the strategy - from — the strategy review, there is also three takeaways. First one is, we will remain — focused on Life Science Markets, complicated products, heavily regulated and the — application ending up in the Human Body, Pharma, Antimicrobials, Nutrition’s, Agriculture and Personal Care, that was the focus of Lonza in the next - last five years. It will stay the focus of Lonza in the next five years.

Second, result from the strategy review; we will balance our portfolio more than in the past. We have invested (unintelligible) a very big amounts of money into the Pharma Custom Manufacturing area, fully on purpose.

We are now, we uncontested leader here globally. We will continue to invest in this business, actually the majority of our five year CapEx will still go in there, because that’s what is business require, but we will use part of our free cash flow to build up other businesses.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

We will move into Nutrition and Microbial Control. We will balance the CMO Business with for our own product businesses. We will move from Europe and the US more into the BRICS markets, where the regulations now start to create markets for us, and we will also balance our currencies even more than in the past.

And the third takeaway from the strategy is, you know, many of our businesses we will move one or two steps closer to the consumer or to the patient. And therefore, stay in the same value chains, but capture more of them. This means more partnerships, mostly in research, and in the value chain pretension areas, higher RONOA, and strong ongoing cash generation.

And third topic today, the Arch acquisition, really three messages here. We are creating a second world leading business platform, next to Pharmaceutical Custom Manufacturing, in the area of Microbial Control. This fits perfectly into the strategy that we had and that we have going into the future. It does balance our portfolio market wise and business model wise. It moves us closer to the consumer. It expands our footprint in the emerging markets. It improves our natural currency hedge. It gives us higher RONOA and, by the way it also makes money right from the beginning. The timing here is on track. We will close this. So, the authorities will stay along. We will close that this year. Those are the takeaways. I will put them aside and repeat them at the end.

Going now into the first half year presentation of the results. Revenues and profits up almost 5% in constant currencies, but we do have this currency headwind 44 million, one third of this is transactional, so one third if - yeah - and that one third gives us reason for concern. There business growth, the underlying business growth is driven by increased capacity utilization in Biopharma Custom Manufacturing, mostly and I will get more into the details in a few minutes.

The EBITDA margins are pretty solid, despite the fact that we have margin pressure in Life Science Ingredients coming from raw materials. Our RONOA is at 8.4%, this is rather low, but this has to do with the distribution of the profits 40% first half, 60% second half. Strong cash flow generation and CapEx at a little bit lower level, but that has to do just with project spending. It will be a little bit higher in the second half of this year.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

People wise we have also grown about little bit less than 100 people came and joined us during the first half year, that’s another proof that we are not concerned about the underlying growth in Lonza. We don’t - we are not in a cost cutting mode. We — invest into new operations and of course there new people join us. Also our tax rate is refreshingly low.

One is the background behind this underlying good or let’s say solid business performance. We have demand growth in all of our markets, in the transaction effects, mostly in Visp we have started short - we have implemented short-term measures. Everybody in Switzerland all 3’000 people in Switzerland, in Visp and Basel, who work two hours more over the next 18 months, what that does for those who work in plants, it just helps us to structural cost and for those who don’t work in plants, it gives them time to do project faster and deliver certain things hopefully a little bit ahead of time. This has just been announced, so managers are still struggling with how they take advantage of this.

Raw material price increases were quite issued headache in the first half. We had a very serious situation in the first quarter, and raw materials started to flatten then at the end of April, beginning of May, and soon as then our implemented price increases are starting to catch-up quite an encouraging June, and we see good development here also going into the second half. The second quarter was much stronger than the first quarter for us. All of our announced growth projects are moving forward. We have not put anything on hold. So the mid-term guidance we have guidance with the specific project — named are all on track.

In the — regulatory approval especially in the Pharma space, remain a concern, this is rather unpredictable, you know, we were very pessimistic about exenatide, suddenly exenatide got an approval in Europe, and their clinical trials that came out in the US to address the concerns of the FDA on the heart disease link between this drug in heart diseases, the clinical trial data that came out last week, also looks very, very good. So suddenly everybody is bullish about exenatide getting — FE, even FDA approval in the first quarter of next year. This is how things change very quickly from one month to another, and this is what we mean by volatility. In this case it’s a positive example or one at least that is turning.

In Life Science Ingredients, good demand everywhere, but substantial impact from the raw materials, and of course in one area, we have also some competitive pressure I get into that (not audible). Microbial Control, very nicely on target with very solid growth.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

Let me get into the businesses right after this one. We put this together in order to show you what are maybe effects, so we can control and what are effects that we cannot control and what are things that are special this year and things that are not special this year. Of course you see the effect of our cost reduction from last year that is now fully implemented, but it didn’t - but it - still needed part of first half of last year to do. So on a comparison basis, we gained 20 million, and the just simple normal business growth is another 20 or 21 million.

We had three one-time effects that we blocked - will be booked in here, but two thirds of this is the Singapore startup, then Japan and the - we have a special situation in — Visp, was related to suppliers, oil suppliers from Libya, where we had to fight with Embargo. Those amount to 17 million cost, that we didn’t have before and which most of them also will not have in the second half. There is a still - a small loss in Singapore in the second half as well, because we have some of - because the production batches that we have there the — qualification batches don’t quite, make up the cost, but it is relatively — minimal.

The also - the raw materials effect that you see in the second column, is one that step-by-step now will get lower in effect, because prices are catching up, that is under the assumption we have no oil price hike. We were rather lecture this morning, I’ll just write a report now that oil price again went over 100 Dollars this morning in oil trading. So, I think we don’t know how things go, but that’s of course always a variable. So, depending on whether you consider these Singapore and Japan earthquake and Libya Embargo effects has one-time or not, our underlying EBIT actually grew — by 9% or 13%. It depends on your calculations. I’ll leave this up to your interpretation.

We can come back to this view later when we talk about H2, but let me go into the businesses first. Life Science Ingredients, Harry Boot our new Sector Head is here, and he found the perfect storm, everything that can go wrong went wrong.

Raw materials went up quite dramatically, in concurrence with a 25% strengthening of his cost base in Visp within nine months, which was no productivity improvement program can be mitigated at least not in that short period of time, and a new competitor entering into the biggest product Niacin, also at the same time. So, with this the performance of the business looked actually much worse on this, at the end of the first quarter we were really concerned and month-by-month now the team is fighting back and things are recovering step-by-step.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

Microbial Control is an exception to this. This is powering forward very, very nicely especially with growth in Asia. I have talked about most these B3, we’ve discussed many times together, is not gonna recover vitamin B3, is not gonna discover - recover margins this year or next year until the new jubilant capacity has been reasonably absorbed by the market.

We’ve also had a quite a bad semester for Snail, for our Snail products Metaldehyde, because of this fantastic spring that we’ve had in Europe. They were - it was just simply too dry for Snails, and the US we’ve had exact opposite, we’ve had floods everywhere. So, it was too wet for Snails or for agriculture to put, to do anything. So that was a weak weather, both of this came together. This is now starting to change in the second half, because weather is much more friendly to Snails.

And in the performance business, the high performance materials business going very well with the commodity margins of course are most under pressure from the raw materials effect, and the AG Business was very, very weak in the first half, because of order placements and — plant and therefore plant utilizations, this has already turned as of June, and we are looking at quite a strong AG Business for the next 12, 15 months.

Microbial Control, 9.5% increase in western markets, where the market gross is closer to 5%, a very double-digit sales in China and in Southeast Asia, hygiene and wood applications are the drivers here. I will skip the pipeline and go into Custom Manufacturing now next.

Stable sales, but increased margins. This is simply due to the fact that the Biopharma Business has grown quite nicely, and the Chemical Business is really in a slump in the first half year, because of - lot of these high value products that have been moved from the middle of last year into the second half of this year. So in the Chemical Business, we have almost schizophrenic profit distribution.

We make a loss in the first half, and we make a significant profit in the second half, that we’ve not seen in the past, but it’s due to all lot of these products coming back into sales in the second half of this year and some portfolio shifts products we had at the plants were not particularly high margin and the ones we’ve have in the second half are, so this is only a matter of now plant execution, but not order book anymore.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

We’ve had very robust contract signing, quite a number of new contracts signed in the midscale area, and what has also improved is the visibility, that means those orders from existing contracts, that has firmly been placed for our large scale Biopharma capacity, now go out way into 2012. Can there be (consolidate) the drugs, have a problem they could, but they are all very solid commercial drugs, and so that’s going out much longer than we’ve had in the last three or four years.

I think I’ve discussed Chemical and I’ve discussed Biological, maybe one word to our Development Services Business. This is the only business that even in absolute currencies is — above target, of course also above last year, but this is really, really moving forward very, very nicely, and you can see it on the Biopharma pipeline here, which is of course driven by the Development Services Business.

The plant utilization in Biopharma is now close to 85%, in the first half of this year. The Singapore capacity is not yet included here, because we consider this startup more, so it’s not yet in here. In the second half it will be in here. So don’t be shocked when in the second half utilization goes down to 75%, because 70, 75%, because simply the 80’000 liters from Singapore will be added and there is only qualification batches coming out. It doesn’t matter the profitability - the profits coming from Biopharma in the second half will still be a tick higher than in the first half.

On the Chemical side, the pipeline also made pretty good progress, and the one area and most pleased about here are the peptides, half of this increase of the early stage pipeline is peptides, and that is so important because once you have peptides in your facilities, they hardly ever go anywhere else, because of this very complex regulatory environment here, so very encouraging. Bioscience, 13% Top-line growth, of course this business is very US heavier, that’s why the currency effect is strong, but it’s all translation. And I have to say, finally we are seeing good Top-line growth. This growth is strong even compared to all of the competitors in this market, and it is driven to a good portion by the recovery of cell therapy and also our Commercial Media Business.

Now, then of course, the obvious question is why don’t we see this in the profits, it is - has to do with the periods — comparison. The - in the first half we have pretty high cost in ramping up the cell therapy operation. So it’s in a loss - it was in a loss making situation until the end of May.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

And as of June now, they start to make profits. So, there is quite a big swing factor. It’s just a matter of the ramp-up, where you have to hire the people and only three, four months later they generate the sales out of, you know, out of their activities.

And the second reason why you don’t see the same improvement in profits yet here, is because we have quite a substantial increase in R&D spending, in order to launch some of these products that come out mostly in the first quarter of next year. But I must say Bioscience there is light at the end of the tunnel finally. And pipeline also here continues the solid development of the past several quarters.

I summarize constant currency sales and EBIT increased by almost 5%. Underlying business growth is fully on track. Is exactly what we wanted to achieve. Many new contracts signed increased capacity utilization and especially good performance in those areas in which we have invested in the past five years. The new technologies and the new plants are the ones that contribute over proportionately.

EBITDA margins pretty resilient, big headache comes from the currencies, two thirds is translation, it doesn’t worry us so much, but one third is transaction, this is Switzerland related and this worries us quite a bit, maybe I can just give a couple of words on what we are doing in Switzerland. This is a structural problem we think, because we don’t expect the Swiss Franc to crash anytime soon, or to put it the other way around, we don’t expect the Dollar to shine in glory anytime soon nor the Euro.

So the Swiss Franc is gonna stay high for the next years, we think, and that’s why we have a structural problem in Visp. What can be done? There is two main avenues, which are both tackled by a project, we call Visp challenge, which has been started in April this year. And one of these legs is productivity improvement. This is not cost reduction. Cost reduction is a piece of it, but the much bigger lever is output increase.

There is a very different situation then we had a year-and-a-half ago, when due to the recession, demand was down. The demand for most of our products are very high. The plants not all of them, but almost all of them are very well utilized. So, cutting people doesn’t help, because it will reduce output. So, we need to increase output with the same number of people, is - totally different program, and the cost reduction that we had two years ago.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

Productivity, one big leg, we think we can get between 5 and 7% per year, that’s a little bit higher than the average of the last 10 years, but if you calculate that the Swiss Franc lost 25% to the Dollar just in the last 11 months, 11, 12 months then you see it will take three, four years if just productivity improvement is (unintelligible). So, the second leg is portfolio changes, adding new products that have higher value-added, that are IP protected, that have intelligence technology innovation in them, to the side and maybe shutting down lower value-added activities at the same time or shortly thereafter or shortly before.

So, that switched towards higher value-added product, is the second leg of that — side, and we are not talking dreams and smoke we are talking concrete ideas, we’ve put two specific projects in place. We are building a Cytotoxic Pharma plant in Visp, is an investment we’ve approved in April, that construction has just been started, but we are not come in until early 2013.

And the second one is the project we’ve improved three days ago with our Board of Directors - two days ago with our Board of Directors. This is a formulation plant. This is the first time we go one step closer to the consumer. We’ll publish the details of this in a few days I am sure, and it’s about, it’s roughly 10 million investment, and those — are the things we need to do in order to bring value. But, both of those take time and to bridge this, we put in place this increase in working hours, which brings us a low, mid, double-digit EBIT report annualized.

And last on this summary, of course, cash flow, balance sheet continues to be one of our strength. What is the outlook now? We are on track to deliver the business growth in constant currencies that we wanted to deliver for this year. How much percent is going to be your question sometimes during the Q&A, I know, I am not gonna tell you, because we don’t know. I think the first half shows that we could deliver this. The second half is gonna be stronger than the first half. The question is gonna be that much stronger than last year, but it’s maybe a little bit more, maybe a little bit less than in the first half, I hope it’s a little bit more than that.

We are also on track to deliver our mid-term guidance. We haven’t put the charts in the presentation, because you’ve seen it so many times, but it’s on the web, it’s alive, so don’t bother to ask the question, all the mid-term guidance 160 to 230 million additional EBIT calculated on a basis of 2009 in constant currencies, is fully in place.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

If you like we can go through every one of the projects. The currency impact will continue to be with us for the next years, I’ve explained what we are doing here.

The long-term growth potential based on our core strength and based on our revised strategy is absolutely there. We have validated our Life Science strategy. I’ll give you the strategy summary just in a bit, but there are no earthshaking directional changes, and with the announcement of the acquisition of Arch Microbial Control, we have the opportunity to build a second world leading business in Lonza after the Custom Manufacturing Business, which we have built bottom up.

With this, I am at the end of the H1 summary and I would propose to continue directly, and then later on we can do the Q&A on all three topics, they are linked of course, so I think this is the better way to do it.

So, first remarks on strategy of course, is why do we do this? Well, there are a couple of reasons why we do this and why our Board of Directors initiated this in the middle of last year. We have as you all know experienced significant volatility in our Custom Manufacturing Business, which makes up now more than 50% of Lonza, and this is a concern, because we eventually need to address the question, what are we gonna do about this?

We also have with regulations being implemented in all of these developing markets, we see a very good opportunity of new business potential in these markets, in these BRICS markets.

The Teva joint venture taught us that there is a potential in the markets in which we are to capture maybe more than just the API part of the value chain in all of the markets in which we are. We will have a structural increase in raw material costs, over the next decade this will happen, no doubt about it. We will have a structural strengthening of the Swiss Franc, and we also have some areas where we are not so happy with Bioscience, has not yet delivered what we wanted it to deliver and peptides also as, you know, is not yet at the level of where we wanted it to be.

And all these are the reasons why we initiated this strategy review. The outcome is a sharpened direction, but in the same, going into the same overall way past then — which we had been going before.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

We have, with the process, we have selected quite solid business plans now by business unit, and very detail - in very much clearly defined growth projects, where we still have too many, but we have many.

So, one of the key findings. The first finding as I’ve already said, we confirm the direction in which we are, for our Life Science Company that makes products that are complex, very heavily regulated and end up in the body. Pharma, Antimicrobials, Nutrition, Agriculture and Personal Care. We remain driven by innovations. Our key strength is scale up and commercialization. Therefore partnerships will play a much bigger role in the future than they have in the past.

We are also very much - also - we also have been focused very much on cross-business synergies, and we will continue to be focused on cross business synergies. The reason why the Peptides Business now is improving, and also our Bioscience is improving, is because finally this is starting to hit, the Media Business is finally starting to profit from our Biopharma Business on research, on infrastructure cost, on production cost, and on the market side. It’s too late, but it is finally happening and that’s, you know, just two examples.

We will balance our business portfolio more than in the past in terms of business models, markets, regions and also currencies, and we will deepen the value chain towards the consumer and the patient moving from a - almost pure focus on active ingredients, towards, formulations, packaging and distribution, integration with the consumer. Also here we need partnerships to do that, and I give some examples just in a minute.

Now, what that does mean? That is not in your strategy to just refocusing, from the classical Lonza active substances, chemical and biological molecules in our different markets in Pharma, in Microbial Control, in Nutrition, in AG and in the Research Market. This is the core of Lonza in the past, and this will stay the core of Lonza at least in the next five years. Almost all of our CapEx will go in here. 300 to 400 million every year, a big part of this in Custom Manufacturing, we will absolutely not let the focus go on this business, because this is our bread and butter and there is huge opportunities too. We will then add to this, the next step in the value chain Biogenerics, you know all about it. Microbial Control one of the drivers for Arch, was for the Arch acquisition, is this move forward towards the consumer, but more than one third of their business is forward integrated, so that will help us also as a translation to, for example, (on) Nutrition business.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

The expansion in Asia will happen, but at the end of the day even in five years we will only have about 18% of our sales in Asia. It’s an over proportion of growth to the rest of Lonza, but these markets are only starting to develop, and they are very small today and our technology investments will also continue to stay strong 45% of sales, which in our market is more than what our competitors spend. Our R&D expenditures will increase from about 140 million Swiss Francs today, to 200 million Swiss Francs in a few years from now.

Just a couple of examples of moving down the value chain, I talked about Microbial Control already. Their Water Business, for example, is very nicely forward integrated into their personal water area pools mostly, where they sell the racket to retailers, so we gain this whole comforts on how to do with the retailer chain, but also on the industrial water side, they sell directly to waste water treatment plants, community plants, cooling water application people where Lonza is two steps away, so also here, we will learn a lot and that’s, by the way, is very attractive growth area.

On the wood side as well, they sell directly to those people who — produce the wood that is then put into — use in different applications. So, quite — a good step towards this strategy. Biosimilars, no need to talk about this too much because, you know, very much about it, but here of course we sell at the end directly to patients through our partner and formulated products is the same idea than in Biosimilars on specific technologically difficult drugs, together with partners develop sales towards the end patients, big focus is the BRICS markets, because mostly in these countries, those drugs are not available, so they are just examples.

So, in summary what has changed, well not dramatically much have changed, but we think some — good additional focuses, the consumer view, the consumer part in the — in our markets. We don’t move out of our markets, but we move one step closer to the value chain. The consequence for our technology focus means that we also now will very much move into applications, innovation and technology.

Therefore the big increase of partnership focus, and operational excellence is just reinvigorated and this whole currency pressure really shows us how important this is. Getting better 5, 6, 7% better every year, every year, every year in all of our plants in order to be able to survive, and that will give us 15% return on net operating assets.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

Now some of you might be — disappointed that we didn’t put any sales or profit growth targets in here. And a simple reason why we didn’t do that is, because we first wanted to integrate the Arch Business, get a bit of a feeling for this for a few months and then update the business plans and then we — can show it. Otherwise we will have to change our long-term guidance in 6 or 9 months from now, and that’s always difficult to do that with you guys.

Last point – last theme topic of today, just a quick summary of why we want to buy Arch? This acquisition strengthens our portfolio. It expands into a second big Life Science Market. It much strengthens our BRICS, toe print and turns it into a BRICS footprint, we will have now at least one foot in these markets, maybe not yet two. It moves us very much closer to the consumer and it gives us a very good currency hedge in the important currencies US Dollars and Euros, where we are now almost perfectly hedged cost and sales wise.

During the road show, while we explained this to for many of our investors we get the questions (unintelligible) Chemicals, and this is absolutely not the case, why, because this, the Chemical has the - was one part of this business, plays a very, very little low role in this. Arch buys about 40% of the Chemicals externally (unintelligible) and Lonza Microbial Control even a little bit more. This business is not driven by production costs, CapEx, process innovation like our CMO Business or like a typical Chemical Business would be. These — various steps are not value drivers for this business at all. This business is driven by applications, knowhow and the integration with the customer you have to - have the custom to use this stuff. It’s complicated to use, and the — product, the customer can’t do anything with the product.

They need to hold full formulation in the package with a piece of equipment, so on and so forth. So the application research is extremely important. It doesn’t play a role at all in Chemicals. It plays a role in Pharma, you know, the — whether it’s a tablet or a needle makes a big difference. This business is not driven by CapEx. It’s very much driven by R&D and innovation and that’s a much bigger cost factor, and this business is also driven by regulations that play no role at all at Chemicals. We have to have not only the talks knowhow on the regulations, but we have to have all of the local detailed registration knowhow, and I can tell you registering a product in India is a totally different thing than registering a product in France, and the US again is totally different and China again is completely different. So you need a huge infrastructure in order to just develop the knowhow and then do it.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

When we published this deal, personally I got about 40 e-mails from our customers, Lonza customers out of this business, and 30 of them in their e-mail said finally there is somebody who would tackle the unsolved Antimicrobial problems that we have in this market, because nobody has been doing an innovation in the last 5 or 6 years in this market.

Why? Because most players in this market think, like a Chemicals Business. They sell Chemicals, and, okay in this market they need to be registered, so they also do that, but nobody thinks in this business model and that’s really the opportunity we have here, because Arch, and us are the only two who really bring this thinking change and we have now with the scale the opportunity to also invest the money into this.

Finally, this business creates value 0.4 Swiss Francs per share for the Lonza shareholders in the first year, cross more — than 2 Francs per share, once business fully integrated. It is EVA positive in the second year, after we paid-off the integration cost, and it improves our RONOA by 150 basis points, but moves us towards this 15% target just faster. We generate 50 million, we think we can generate 50 million cost synergies, mostly coming from administrative and corporate functions, and it will cost us 85 million US Dollars to integrate the two businesses together. We also are confident that we can increase the sales by 40 million Swiss Francs per year, as of the third year, just simply from cross-selling, we have no activity in Brazil, Arch, people can sell all of our products there. Arch has very low presence in Hygiene, we can sell Arch products into the Hygiene market, and so on and so forth. This is where the 40 million comes from.

From a timing perspective, the — deal I think was pretty well accepted by all the stakeholders. The (unintelligible) has started we have received - we — have seen no noise that there would be any problem. Their timing bottleneck is now the antitrust approval, we need to get that from US, from France and from Germany. We have started the discussion with the authorities. This is underway and it’s a bit difficult to predict when we will actually get the paperwork back and then things will move pretty quickly. The final thing is all committed. The takeout financing is in the middle of being discussed, very encouraging to see that some of the banks have already rerated us or given us a — pro forma rating, and all of this shows that we will solidly remain an investment grade rating, that’s why our financing cost will be 4%, I think, maybe even a little bit better.

© 2011 Chorus Call SA. All Rights Reserved	16/41

Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

Completion will be this year of this June. With this, I’m at the end of my presentation, and I am - as I said happy to summarize. The Arch and I’ll do it backwards. The Arch deal will create a second globally leading business in Lonza. It fits perfectly in terms of adjusting our portfolio, and the transaction is on track and we will close sometimes this year.

The Lonza strategy update has delivered three conclusions. We will remain firmly focused on Life Sciences. We will balance our portfolio more in the future, not just through the Arch’s, but — with a lot of activities that we do. And we will move closer to the customer and the value chain. The H1 result’s has four take away, our revenue - the revenues of our underlying businesses has increased by 5%, and so has profits. We have good defendable margins - EBITDA margins. We do experience very strong headwind from currencies, from which one-third is of concern and two-thirds are not, and we continue to have very strong cash flow and balance sheet.

With this I am very happy to enter into our usual intensive round of Q&A.

QUESTION & ANSWER

Operator
For questions please press * and 1.

Stefan Borgas
We will do it like always we will start here in the room, take a couple of questions here. Please, Ladies and Gentlemen, wait for the microphone, so that the telephone conference can hear you, and then we will go on the telephone conference and come back and so on and so forth. Yeah.

Urban Fritsche
Urban Fritsche from BZ Bank. Thanks for taking my question. First question on — hedging. Could you please disclose what absolute hedging impact we — have in the first half on — EBIT line as well as on — the financing result line?

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

And then second question on Life Science ingredients performance intermediates. What makes you so sure that the Agro Business will finally pick up in the — next 12 months, so far it has been pretty lumpy over several quarters?

And last question on — your strategy review. How — far will you go with — small molecules generics in — the BRIC’s countries? Will you enter even as — an own brand, so we will have like Lonza brands, like we have Ranbaxy brands or — how far will you go?

Stefan Borgas
Let me answer the last two questions, and then the hedging question Toralf can answer. I’ll start from the back. I don’t think we can say that yet how far we will go, I think from this moment it’s not very likely that we will have Lonza brand products, because we don’t know how to manage sales channels. But in some BRIC countries we have - so —, you know, for the next couple of years, we look at this as large pilots, who work ourselves into this and to gain experience, and then we can make those kinds of decisions.

But we have received quite multiple input from potential partners, that a western brand, maybe even a Swiss - especially a Swiss brand, is very attractive, because it gives those local consumers a certainty or a high level of comfort that the products are actually okay. The problem in these BRIC’s countries is that you get guaranteed quality of course, but at western prices with the discounts, and then you get very cheap drugs, but you never know what’s in it.

And there is nobody or not many people who make competitively price drugs with guaranteed quality, and that’s the niche we’re going after together with local partners. One of the reasons why Harry Boot moves to China, and the LSI headquarter moves to China, is because we want one of our management team members to look after those kinds of opportunities. So, not yet decided, it’s not excluded there is some interest to this, I would say from today’s perspective unlikely.

Why are we comfortable about the Agro growth? Well, for two reasons. The inventory depletion based on the strong Agro sales last year and all the way this year at our customers is done.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

So, they have placed orders that are back to normal, and this is now a 15 months period, where this hasn’t had the place, and we have one large new product that starts up, for one of the innovators, where we just finished the construction of that plant expansion, and these sales are now starting to come in the second half. So, we have got concrete defined orders, on the books until about end of first quarter next year, which make the - which also is quite long for AG Business. But which give us a lot of comfort that the issues execution, production execution (are) not — some much of the order book during that time. Toralf, hedging impact?

Toralf Haag
Yes, on the hedging impact, the effect on the first half on the EBIT line is high single-digit million Swiss Francs coming out of forward and options we use to forward hedge the - most of the US Dollar revenue exposure, and in the financial results it’s low, single-digit million Swiss Franc resulting out of the reassessment of our inter-company into third-party loans.

Stefan Borgas
Next question, please. Marcel?

Marcel Brand
Thanks very much for taking my question. Marcel Brand from Cheuvreux. The surprise clearly was this high margin from Custom Manufacturing — in that sense I would like to ask, what do you think, the split is going to be between Biological and Chemical Manufacturing in the future, in H2 of course, but also a little bit further out?

The second question relates to the FX impact and I’m — a bit puzzled there. I see, in Life Science Ingredients, on the Top-line a 12.5% negative impact, and on the EBIT level 19.8%, so that suggests me that the transaction impact is 7.3%.

If you do — the same calculus for Custom Manufacturing the difference is 17%, so we go from 7% in Life Science, to 17% in Custom Manufacturing, and that I think is — counterintuitive, since we know that the majority of the assets and employees are in the Life Science Business? I hope that’s not too complicated, but if you could shed some light on that, that would be much appreciated.

© 2011 Chorus Call SA. All Rights Reserved	19/41

Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

Stefan Borgas
Toralf, if you can take care of that one, while I will answer the margin question. The split - the — Biopharma Business in terms of sales, now in the first half was - is bigger than the Chemical Manufacturing Business. And that would stay, that way, it’s about to 60/40, 55/45 ratio between those two, because we’ve invested so much more in biopharma and because of the Singapore that will move closer to the 60/40 than the 45/55. Toralf the FX?

Toralf Haag
You — are correct, Marcel, the majority of the assets which are in Visp are related to Life Science Ingredients, where we have a transaction exposure. Nevertheless, we also have some asset in Custom Manufacturing in Visp, mostly the Microbial Control, the big…

Stefan Borgas
The Chemical Custom Manufacturing?

Toralf Haag
The Chemical Manufacturing and the…, excuse me, Chemical Manufacturing and also the Microbial Biopharma production sales, so we have some asset also in Visp, where we have transaction exposure, and then also through our plant in — Spain, where we have the cost in Euro, and some contracts that we have in Euro, but also some contracts in — US Dollars. So, there is also some transaction exposure in the Custom Manufacturing Business.

Stefan Borgas
Well, that — relates to the - also the amount of profits we make in these — assets, (it) results out of the total amount of profits we make in these assets.

Marcel Brand
And that — also what struck me, that, in the past you had remarkably little FX impact on both the Top-line and the bottom line and that particularly, so, in Custom Manufacturing, and now suddenly in Custom Manufacturing you have a very high impact on the Top-line and an enormous impact on the bottom line. Can you explain what has changed suddenly in this short period?

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

Toralf Haag
No, nothing substantially has changed in the — asset set up, some things have changed in the profit distribution between those assets, but I cannot go too much into detail there.

Marcel Brand
Thanks.

Toralf Haag
Yeah.

Stefan Borgas
Carla?

Carla Bänziger
Carla Bänziger, Bank Vontobel. I also have a question related to Life Science ingredients. Can you maybe give us an indication how much the pricing effect was in this business, because it seems to me that there is more than just FX and raw material prices?

And the second question, on the formulation plant you want to build. Is it more for the Chemical Manufacturing or is it for biological manufacturing?

Stefan Borgas
All right, the formulation investment that we will do is in Life Science ingredients, because those are the markets where we can move much faster without — where, and where we have been working on registrations already sometime. We will publish the details in a couple of days, we just have to put this together and get everybody on board here.

The - we have three effects on margins in Life Science ingredients, one comes from the FX - the transactional FX impact in Visp. The second one comes from raw material squeeze and I would say that’s the biggest one out of the three. In the first half, this was especially prone in the first four months, and this is starting to relieve itself since middle of May, June and looking into the second half.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

And then the third effect is mostly a competitive issue from Niacin, but there is not dramatic price pressure here, this is - is just a - that’s — why that piece is very small, but there is only a - we only have a problem they have increased the prices and therefore the margin squeeze comes from raw material cost not being able to pay in pass through, that’s the — effect.

So the — Swiss Franc issue will be relieved to a certain extent by this short-term measure of working hours. The Niacin price, we don’t think we’ll go very far in the next 18 months, until the plant is on stream, and rest of the raw material effect will step-by-step get out of the system over the course of the second half this year. Assuming, we don’t have another raw material bonanza.

Can we go on the telephone conference?

Operator
The first question from the Telephone Conference is from Brigitte de Lima, Bank of America Merrill Lynch. Please go ahead.

Brigitte de Lima
Good afternoon, thanks for taking my questions. I was just wondering, sorry, just going back to the pricing pressure in Life Science ingredients, question number one. Can you perhaps elaborate on whether there is a potential for further pricing pressure in and what business in particular are more affected? And do you see any risk of pricing pressure in the Microbial Control given that that’s one that you are looking to expand with Arch?

And then second in Custom Manufacturing specifically chemicals, you talked about some product cancellations, I was wondering if there is any risk of those lowering utilization rates in the second half or are these temporary issues that you can overcome in the second half?

And then just on CapEx, I feel that the CapEx is very low with the 117 in the first half, should we expect that to increase pretty dramatically in the second half sort of to get to the 3 to 400 million that you’ve been highlighting or should we expect 2011 to be a little bit lighter on CapEx in that to then ramp up in 2012? Thank you.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

Stefan Borgas
Okay. Let me start with the last question. I think if you are very conservative in your model to expect the CapEx at the very low end of our guidance for this year is conservative, we might even end up to be just slightly below 300 million, that just depends on how fast the guys can spend which in this case if they can spend it they should because we want to be at this plants. But the second half CapEx will be significantly higher than the first half, in total maybe not quite reaching 300 million.

In the Chemical Custom Manufacturing business, we’ve had a number of postponements at the middle of last year Exenatide is a big one affecting peptides but that’s in this business. We’ve had a small molecule launched that’s now got approved everywhere, but that approval has taken almost 12 months longer. And we’ve hedge the conjugate from Roche that also got delayed. The first two are now coming in the second half, they’ve — been improved, Exenatide has been now suddenly approved in Europe and the US market looks good I already explained that.

So we are making the first quantities now, significant commercial quantities of this in the second half of this year, and a small molecule that I can’t disclose what it is, but it’s a big product for us at least is coming out in the second half of this year. The conjugate doesn’t come until 2013, but we’ve got some others that will fill the gap in 2012, and that’s why we feel pretty confident now about the second half of 2011 in Chemical Custom Manufacturing. We made a loss in this business in the first half and we will make a (pretty) good profit if that could be annualized that would quite- then we would be quite bullish in this business.

And pricing pressure in LS in Life Science ingredients, Niacin is the major challenge and the second one although from its impact not as significant, are the products that are linked to a acetic acid directly in our commodity business and in our- and a little bit in our materials business, but most in our commodity business. Why? Because there is a specific raw material cost difference on the acetic acid we buy, we source within Europe and the other legislation- and the other regions. So our competitor who produce in either US or Asia don’t have their raw material cost and that’s an issue why here there no pricing pressure but margin pressure, because we can’t get the margin up as much as we would like to. But as I said it’s not such a huge impact.

© 2011 Chorus Call SA. All Rights Reserved	23/41

Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

In Microbial Control the issue is not price, the price in this business plays I wouldn’t say a minor role but a much less significant role than in — other Life Science ingredients markets. It’s more the ability to pass through raw material cost, and we’ve been able to do this quite nicely in the- especially in the second quarter is not yet fully done so there’s some recover is still to be done in the second half, but it’s all looking pretty solid so no- a couple of yellows, but no red lights there.

Brigitte de Lima
That’s helpful. Thank you.

Stefan Borgas
You’re welcome. Next question, please.

Operator
Next question is from Peter Welford of Jefferies. Please go ahead Sir

Peter Welford
Hi, thanks for taking my questions. I’ve got a couple of financial ones. Firstly, just using the EBIT frame work that you presented the Full-Year results and if guess firstly is that still valid, but just using that- and I guess just from looking at the Swiss Franc - Dollar rate. You — obviously get a significantly greater EBIT impact in the second half than in the first half of the year, yet I think on this morning’s call you were quite confident that the EBIT impact would be, you know, worse than perhaps 60 to 70 million that you initially talked about, but certainly not staggeringly different to that. So I guess, I was just trying to understand what it is, therefore that’s different in the second half of the year that makes either that framework no longer valid or means that we should have less FX impact versus the 44 million we’ve seen in the first half.

And then secondly, I just wondered if you could just go through the 7 million of one-offs or amortization and just to split that out for us, so we can understand the adjustments that you made during the first half. Thank you.

Stefan Borgas
Peter, can you repeat the second question, sorry I was chatting with Toralf.

© 2011 Chorus Call SA. All Rights Reserved	24/41

Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

Peter Welford
Yes, sorry and there is a 7 million difference between EBIT and core EBIT- Lonza core EBIT. I was just hoping, just given there’s a new metric you could just break that 7 million down so we could understand how that could evolve in the future. Thank you.

Stefan Borgas
Toralf, if you can do with that one. On the FX impact is very simple the comparison basis is just more advantageous if you like, in the second half than in the first half, because most of the currencies already weakened against the Swiss Franc quite significantly in the second half of last year. So year-to-year comparison the impact in the second half is lower than in the first half. That’s all, and now the…

Toralf Haag
If you look the difference between core EBIT and the reported EBIT the one-offs, this is mostly resulting out of the depreciation on the intangibles out of the acquisitions we have done in the past, mainly the two acquisitions of Cambrex and the Peptides Business of the 7 million about 4 million being out of the Cambrex Business depreciation and intangibles and little bit over 2 million, the depreciation for the Peptides Business.

Peter Welford
That’s great, thank you.

Stefan Borgas
Yeah. Next question, please.

Operator
Next question from Mr. Stephan Kippe of Commerzinvest. Please go ahead Sir.

Stephan Kippe
Yes, good afternoon I’ve three questions, two with regards to Life Science ingredient. Obviously, apart from currency there was- the raw material pricing impact was quite severe because it was still 540 basis points below last year even before currency changes. And could you maybe split up what part of this raw material cost increase you — expect to pass on with the time lag in — later quarters, and what part is more of a structural problem?

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

And also, if we talk about the structural problem, is that something that is largely due to you’ve being in — product areas where you essentially don’t have the pricing power or is it also something that we could optimize let’s say adhering to a more strictly price before volumes strategy. That is the one side. And — the second thing with regards to strategy, you talked about going closer to the — end customer, if we look at the situation in the Life Science Business and also in the chemical sector over the last few months with the inflation of raw material prices, I didn’t really get the feeling that — companies that had a direct exposure towards end customers necessarily had a better pricing powers then — specialty chemicals players or — base chemicals players. Do you expect that situation to change or — what is the rationale behind going close- getting closer to the end customer? Thank you.

Stefan Borgas
Thank you, Stephan, the interesting perspectives. Let me start with the second question we don’t wanna go nearer the end consumer because of pricing power. That might- in- actually especially the innovation driven solutions might actually be an end result, but that will not come from being close to the end consumer it will come from the fact that we’ve been in innovation. The reason why we want to go — closer to the end consumer is simply because we have a bigger part of the total value chain.

I’ll give you an example. In pharmaceuticals, we make active ingredients- in bio pharmaceuticals, we make- the active biopharma substance and this is when we take the price of the drug to the patient, 7% of the value chain. Now, in a generic model- which and we own 100% of that 7%, in a generic model collaboration with Teva, the 100% goes down because there is some price pressure, there is some price reduction of course in Generics, there is always a price reduction but it goes down maybe by a 20, 30, 40, 50% depends on what you assume.

Stephan Kippe
Okay.

Stefan Borgas
And from that value chain, we will then own half. So we expend- if you take a 50% price cut assumption, we will- instead of owning 100% of 7, we will own 50% of 50, so 25, so we more than triple our reach into the value chain, and that’s the logic behind it because we don’t need any additional assets.

© 2011 Chorus Call SA. All Rights Reserved	26/41

Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

It is the same logic in Microbial Control, in nutrition, in the cell therapy area, where we all have these opportunities and that’s the driver. And of course it’s a different competitive environment. So the pricing power has nothing directly to do with that approach, unless we can enter into this value chain with true innovations and then obviously we have pricing power because they can be protected.

Let me try to answer your other questions a little bit, what part of this margin pressure structure, and which part isn’t? It depends a bit on what we call structural or not, but knowing how you think probably everything longer than 3 months is structural. So, the Niacin pricing challenge, under that definition is structural because we have a new competitor bringing- we have a competitor bringing a plant on stream, and it takes about 18 months to sell enough volumes, so that they make money there and then the pricing pressure stops.

So we expect because of the raw material cost, we expect the price of- the margins of Niacin not to improve this year and next year. Well, and so you know, is this structural or not, I’d say is part of the dynamics of the market. This has happened five years ago and eight years ago and fourteen years ago each time somebody brings a plant on stream, it’s just the dynamic of what has happened, so it’s not re-structural

We own- we have 65% market share in Niacin we haven’t lost any market share. We could shut down one plant and show on the market, and I’ll tell you the Niacin prices will rock up. At the moment we have decided not to do that, and I think that was absolutely the right decision because customers are being put into quite a big mess if this happens. But in Niacin we have the choice to do this because we have such a high market share. And that I think goes to answering your question on pricing power.

Let me to go a little bit through the other segments of Life Science ingredients. In the other- in carnitine the situation is very similar to Niacin, we have a very high market share, so we could show in the market and drive the prices up, but here we are the ones who bring a new plant on stream. Luckily this is by far the low cost producer. So we will have quite a strong contribution, once we have full or reasonably high production of carnitine. In the Micro Control Business, we have registered products, so in more than half of their business customers buy the registration- that’s actually what they buy from us not the chemical.

© 2011 Chorus Call SA. All Rights Reserved	27/41

Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

We happen to sell the registration by shipping the chemical, but they really want the registration. We give them a license as part of the- our contract terms, so that they can use that for the individual applications and then make the micro- microbial killing- kill claim in their applications.

So, here we have very good pricing power as well as, if you wanna call it that way, it’s a time lag to pass it through because we make four months, six months contracts with them, because they have to make commitments with the OEMs or the retail chain for that time as well. But, I would say pricing here generally is not the issue either.

In the high performance materials business, in performance intermediates is very similar. This is applications driven it’s pretty sophisticated compounds that we sell here. They are very often master tailored to the individual customers, so pricing is not that big of a problem with the exception of that time’s lag as well. And in the commodity chemicals business of course, we have no pricing power, whatsoever, this is commodities we have to adapt simple end of story, so it’s cost driven but it not that big of a piece. And in the Ag area it is more- it’s just like in customer manufacturing, it’s a matter of customers pulling the volumes. The prices are fixed contractually over many, many years, the pricing here is not an issue, and there is raw material clauses in there so it’s not such a big problem. Does that help?

Stephan Kippe
Yes very much so thank you very much.

Stefan Borgas
Wonderful, next question please.

Operator
Next question is from Mr. Martin Wales, UBS. Please go ahead Sir.

Martin Wales
So, I’ll start with a question on Arch you are talking about improving your return on net operating assets by 150 basis points in the next two years, I’m just wondering what your starting point is bearing in mind the return on net assets obviously was quite different at the end of the first half this year as it was from the 2010 level- in fact, 130 basis points different?

© 2011 Chorus Call SA. All Rights Reserved	28/41

Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

Stefan Borgas
We are talking about 10 points 8% (unintelligible), that’s the number we had last year. And we should have similar numbers at the end of this year.

Martin Wales
But you said Arch will improve your return on assets by a 150 basis points in the next two years, are you talking from that 10.8% number you just mentioned?

Stefan Borgas
That’s correct. Yes.

Martin Wales
Okay. If I- in terms of biosimilars, I believe a second antibody products, is due to enter the clinic this year?

Stefan Borgas
That’s correct.

Martin Wales
(multiple speakers) more than half through the year, when are we’re gonna see that, I didn’t see anything on clinicaltrials.gov, has it already gone in?

Stefan Borgas
Yeah, I must see it in the middle of next year because the Phase I of this one doesn’t have to be published, which makes us very happy.

Martin Wales
So, it’s already in, is that right? Something tells me you are not gonna answer that.

Stefan Borgas
And this is a pretty competitive environment, so we are rather (private) about these things. Sorry to…

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

Martin Wales
And just to help me understand, where your capacity utilization has gone in the Biopharma contract manufacturing side, your chart suggests Q2 looks very similar to Q1, which I also believe is around about 82%, is that right, and when will you start including the Singapore plant in total capacity?

Stefan Borgas
Yeah, the utilization in biopharma is around 85% in the second quarter, it will improve a little bit even in the third and fourth quarter, and then we will start- if you take the current’s network, we will include the Singapore plant as of Q3. So, now as of July we’ve declared this operational and now it’s included. So you will see the number- the utilization number to go down to 72, 75%.

Martin Wales
Okay.

Stefan Borgas
Something like that. Yeah. So don’t be shocked about this. It has nothing to do with profit delivery it is have to with the fact that 80’000 liters get added to the network.

Martin Wales
And you are still not making any assumption you can tell- sell any of the test batches this year?

Stefan Borgas
We can- we’ve had — as you’ll see- as you see on slide 7, the- there is one time impact that came from- in which Singapore included the 17 million that position which says Singapore start up, Japan, Libya, the vast majority of this is Singapore. And that- so this is the big part of the uncovered cost, there is a little bit of uncovered cost still in the second half, but this is already balanced out by test batch sales. So most of the startup costs has already been absorbed.

Martin Wales
Okay and just — before I drop out of the- go back into the queue. Just to clarify, that 72% capacity utilization in the second half, that is assuming continued sales of test batches out of Singapore?

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

Stefan Borgas
Yes.

Martin Wales
Or what are you assuming? Sorry? Yes? yes.

Stefan Borgas
Yes. So, that will be- I don’t know- it’s 20% utilization or something like this out of Singapore. Really I mean not- not (multiple speakers) very high.

Martin Wales
Okay, that’s perfect. Thank you very much.

Stefan Borgas
Maybe 30, I haven’t gone through numbers but something like that. All right can we go back in the room is there other additional questions here. No?
So let’s stay in the Telephone Conference.

Operator
Next question is from Holger Blum of Deutsche Bank. Please go ahead Sir.

Holger Blum
Yeah hi, Holger Blum of Deutsche Bank. First question- I wanted to have a bit of clarification on the LSI Business, if I remember it correctly, in the Q1 Conference Call you indicated that you were still at double digit margins. Now, at the Half-Year level you were at eight but mentioned that Q1 was rather a tougher quarter. Could you — maybe explain that mismatch?

Stefan Borgas
I can’t explain that, I have to go back to the transcript, maybe I was talking about EBITDA.

Holger Blum
Okay.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

Stefan Borgas
But- it’s just a wild guess I don’t know.

Holger Blum
Okay, but Q2 was better than — Q1?

Stefan Borgas
Yes.

Holger Blum
Okay. Second question, on the net debt progression, it worsened by more than 100 million (weather) the end of last year, obviously that can have some timing issues, but overall if we look at the net debt position over the last 12 or 24 months, we are at an unchanged level although there were probably no major acquisitions while you should have benefitted from some currency benefits, if assuming that although some debt is in foreign currencies. Could you maybe explain that progression from here, and what we can expect going forward?

Toralf Haag
Increased by about 100 million since the year end of 2010 it’s mainly result of two. Point number 1 the share buyback we did, we bought back about 1 million of shares, which resulted in a cash out of 77 million Swiss Francs, and then the increased dividend which we had this year, which resulted also to increased cash out. So those two factors are the main contributors to the increased debt. We expect in the second half as usual if you look over the last years, since we don’t have a dividend payment there and also the majority of the tax payment is in the first half, we expect net debt to go down until the end of the year and also the gearing will be at the year-end excluding Arch below 50% again.

Holger Blum
And on a two year view, I was thinking on H1 2009 you also had a similar net debt like you just now reported?

Toralf Haag
Yes.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

Holger Blum
So, do the- assuming, I mean although maybe some currency benefits there or free cash flow generation, that number should have (come) down a bit, now?

Toralf Haag
Well, we don’t have much currency effect on the financing we have right now, because it’s mostly in Swiss Francs. So, from there you cannot expect any — major effect.

Holger Blum
Okay. But from the free cash flow generation to bring that number down, there were no exceptional or you were happy with the progress?

Toralf Haag
We were happy with the progress. We have a little bit built up of working capital which is mostly due to the start up of the Singapore plant and secondly to preparation of the shut down (unintelligible) shut down we have every two year at our Visp plant, but besides these working capital or receivable working capital increases and the increased dividend, and the share buyback that we did at the beginning of the year, there were no unusual items in the free cash flow development.

Holger Blum
Okay.

Stefan Borgas
So, if you compare first half to second half, in terms of cash flow you will not have a share buyback, you will not have a dividend, you will have substantially lower tax payments, you will not have an increase of (Singapore) working capital and you will not- and you have a decrease of Visp based working capital. So there was a huge swing in cash flow.

Holger Blum
Okay. Another question on, from my understanding about the Custom Manufacturing Business you are showing in both segments increased utilization rates versus first half of last year, also the talk about a good service business, making good progress there, but nonetheless revenues

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

declined by 1% organically, what brings that - I mean shouldn’t rising capacity utilization will imply higher revenues organically?

Stefan Borgas
The difference comes from the Chemical Custom Manufacturing Business where the revenues are extremely low, but the plant utilization is very high. Due to two reasons, we have pretty unfavorable product portfolio and we have a lot of intermediate pre-production for product that we will sell in the second half of this year.

As I’ve explained several times, the capacity utilization number in the Chemical Custom Manufacturing. If you take short period intervals, it’s — very risky to link to profitability because the portfolio is so much more volatile compared to biopharma, where the products are much more equally profitable.

Holger Blum
Okay, another more technical question on your EPS, you reported EPS of 1.90, core EPS, 2.09 that is a 10% gap, what is- that is more although than the core EBIT adjustment. What is behind that difference of 10% between the two EPS figures?

Toralf Haag
(Not audible) that’s the depreciation of the intangibles resulting out of the Cambrex and the Peptides acquisition. The additional effect we have, and the difference on the EPS, results on the startup losses we have in (TL) Biopharma and a minor loss we have in our (Arabis) joint venture, which also goes into financial income.

Holger Blum
And that is then adjusted in the core?

Toralf Haag
Yes, that is correct. Both results from associated is adjusted in the core EPS.

Holger Blum
Okay, good. Then maybe a last question for now, on the phasing H1 versus H2 profits.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

The last comments at the end of your introductory speech that H2 should be a bit higher than H1, is it referring to absolute numbers, referring more to growth rates obviously, comps are much tougher. I understand that you have in some divisions some benefits that you can already see, and maybe you could talk a little bit about the phasing of the Full-Year profits between the two half years?

Stefan Borgas
Yes, I can also give you some maybe granularity on what the differences will be. I’m talking about absolute numbers they will be quite a bit strong in the second half and whether this- what are the major buckets? Of course, the biggest one will – by a long shot, solid double digit million impact is the custom- the Chemical Custom Manufacturing Business, which will return a good profit in the second half and which has had a loss in the first half, that’s one. The second one also is pretty significant is bioscience, where I explained we had a lot of cost build up and now the revenue comes in the second half of this year, this is also double digit million swing.

Then- there are couple of single digit million items all somewhere in the middle, in Singapore we won’t have these one-time items anymore, hopefully we won’t have another earthquake in Japan, hopefully there there’s not a new embargo in Libya. Hopefully, the price increases in Life Science ingredients will generate higher profits in that sector as well from the catch up. And also the Agro Business as of June is profitable because we have higher utilization. So those are the major contributing factors.

Holger Blum
Okay. Maybe a final one on clarification on the currency, following up to the questions we had before. I mean, just plugging into spot rates in your own currency and the (TVT) analysis, despite the more favorable base you have in H2 2011, in terms of Swiss Francs the table would suggest a 15% higher impact in H2 versus H1 in terms of negative currency impact. And so, is it really or what spot rates do you use if you assume just 20 million to 25 million negative impact for the second half?

Toralf Haag
Now, what we said this morning Holger, that our previous guidance of 60 to 70 million total year impact would most likely be higher between 70 and 80.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

We use the current spot rates but also don’t forget that we also have some contract hedging in place. So it’s a mix of different currency rates that we use here to predict the second half. So, we use the current spot rates in combination with some contract rates that we have used for contracts which will come into sales in the second half.

Holger Blum
So the hedging portion will be higher than what you had in H1?

Toralf Haag
No, it will be both the same as in H1.

Stefan Borgas
But to make it clear, we are expecting 70 to 80 million impact for the Full-Year and we’ve had 44 million in the first half. And it’s obvious that the second half would be just a just a little bit lower.

Holger Blum
Okay, thank you.

Stefan Borgas
All right, two more questions I hear in the Telephone Conference. Then let’s take the next one.

Operator
Next question is a follow-up one from Martin Wales, UBS. Please go ahead, Sir.

Martin Wales
Thank you. I was wondering if you could give us any color on the timing of the cost savings coming out of Arch beyond just saying it will to (50) million in year two, as in- should we see much, if any of that in year one?

And secondly, the one-off costs you’re talking about, associated with that, when — will you actually spend the money? And when will you recognize it in the P&L?

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

Stefan Borgas
Our guidance was for both of those that this will be spread over two years, and the new conservative me should really tell you that the 85 million will be booked in the first quarter and the 50 million savings will be booked in the eighth quarter of these two years. Uwe Bohlke, who is sitting here and responsible for this to deliver this, will run the integration, he’s smiling. Of course, this cost saving is spread over these two years some of this will come very, very fast, you know.

Just — to give you a little bit a feel of this, the Board costs of Arch, the Sarbanes-Oxley costs- reporting costs of Arch, the cost of the CEO and the CFO, just those four positions make up a bit more than 10 million. That will go away very quickly. That’s because when we take it over there is maybe one more quarter of Sarbanes-Oxley and then the rest is routine. But there are some business team synergies because we only need one manager for the business in Europe and one head of regulatory and one head of QA, and we have of course, one in each business.

Here, we need to first wait for the leadership team to be defined and the organization to be designed, the hand-over to happen, so those synergies will happen a little bit later. I think two years is a very safe spread. So I think it’s- maybe 18 months would have been safe as well, but I’m not committing to this at the moment. The 85 million, Toralf, I think we could split it evenly between the two years.

Toralf Haag
Most likely in the first year.

Stefan Borgas
So 50, 30 or something like this.

Martin Wales
Perfect. that’s great, thank you very much.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

Stefan Borgas
But, these are model assumptions, we haven’t even been able to really look at all the details, we can’t do that, we play in the same markets, before we really close. And then I think we can be much more precise on this in January.

Martin Wales
That’s fair enough. Thank you very much.

Stefan Borgas
All right, next question please.

Operator
The final question for today is from Ms. Brigitte de Lima, Bank of America Merrill Lynch. Please go ahead.

Brigitte de Lima
Hi, just a quick follow-up question, certainly in Bioscience. The first one, you talked about a stronger performance in the second half, and you mentioned, too, that you were in advanced negotiations for a Phase II products and a Phase III cell therapy product.

What I was wondering is how much does the stronger performance in 2H relate to these two products? Or what happens if the negotiations don’t end in anything? And then also, the academic- demand from academia has been very weak, as many other companies have said, what does your outlook assume for academic demand?

Do you assume that the outlook- the end demand will remain quite anemic, at least for the next six months or so?

Stefan Borgas
If I look at the governments, budget deficits all around the world, I think the academic demand will remain quite anemic for the next decade. So, we are not hoping any kind of recovery in this area. The negotiations on this Phase II, Phase III products have no impact on the second half of this year, because this all comes later.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

All the orders for the second half in cell therapy are placed, some are linked to these products, but they- the orders are already placed the customer can’t quickly go somewhere else. This is now really a long term contracts, and this is the first or the second time that this happens to us. The first one Osiris of course didn’t materialize at the end or not yet at least, the reason why we put it there is to show that the sector is developing. But it has no immediate impact (unintelligible) has no immediate impact on this year.

Brigitte de Lima
(Not audible) the other revenues in the second half is fairly safe, not much that can go wrong?

Stefan Borgas
Yes.

Brigitte de Lima
Okay, that’s great. Brilliant, thank you.

Stefan Borgas
Okay. We’ll go back in the room.

Urban Fritsche
Yes, thanks. Urban Fritsche here again. Again on your new strategy, will you take the strategy also as an opportunity to streamline your existing business portfolios so- or like the sale of some of the businesses, I think Meta does not really has a direct impact on — humans as you expressed in your new strategy?

Stefan Borgas
Well, Meta goes into agriculture and it is put in any kind of agricultural food. So, if this- and that’s the reason why TOX requirements are so dramatically high. That has - that- people are not concerned about the snails, they are concerned about people. So I fully disagree with you if — this is too toxic and it gets on your carrots or your salad but you eat this directly, raw. So you better make sure that if there is some Meta in there that you don’t die. So, at least I don’t want to…

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

Urban Fritsche
Okay, maybe…

Stefan Borgas
But — to answer your questions, so Meta is a bad example but it is a good question. So yes, we have- as always we are quite critical about a lot of our businesses. For example, we have this high performance materials business and Life Science ingredients, which is really a good business, which from the perspective of Life Science we could divest, but this is a business that is so (unintelligible) integrated in this product value chain that we said this is nothing that makes sense to the divest.

We could perhaps look at partnerships in order to build it faster and do more with that, because we have a partner that has more focus on it than us. This is- these are things we are thinking about. There are also certain parts of other businesses where- not entire sectors or entire units, but there are certain product lines that we are putting at this position.

In the areas, in which we are not satisfied, Peptides and bioscience, we are quite openly also evaluating partnerships, because maybe in partnerships things can be solved faster or more robust. Now, the teams know that of course, that’s why in Peptides you see there is huge bubbling energy so it depends on who is faster, the strategy boys, who find partners, or the teams who recover the business.

Urban Fritsche
Okay. And by when should we expect some first announcement?

Stefan Borgas
We will only announce something very short term, when we are very close to a deal, otherwise this creates havoc. So, don’t expect anything.

Urban Fritsche
Okay.

Stefan Borgas
Anymore questions in the Phone Conference.

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Lonza Group AG
July 27th, 2011 - 2:30 p.m. C.E.T.

Operator
No more questions.

Stefan Borgas
All right, then I would thank you very much for your participation and attention. I really enjoy this discussion with you, we look forward to seeing many of you during the course of the semester and of course, all of us together back here at the end of January for the Full-Year results. Have a good summer. Good-bye.

Operator
Ladies and Gentlemen, the Conference is now over. Thank you for choosing the Chorus Call facility and thank you for participating in the Conference. You may now disconnect your lines. Good-bye.

- END –

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TRANSCRIPT

Forward-looking Statements

Forward-looking statements contained herein are qualified in their entirety as there are certain factors that could cause results to differ materially from those anticipated. Any statements contained herein that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should be considered to be forward-looking statements. Statements herein regarding the proposed transaction between Lonza and Arch Chemicals, the expected timetable for completing the transaction, the potential benefits of the transaction, and any other statements about management’s future expectations, beliefs, goals, plans or prospects also constitute forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the timing and strength of new product offerings; pricing strategies of competitors; the company’s ability to continue to receive adequate products from its vendors on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs; uncertainties as to the timing of the tender offer and merger; uncertainties as to how many shareholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; and the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, and other business partners; and changes in the political, social and regulatory framework in which the company operates, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis. Except as otherwise required by law, Lonza disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after this communication was made.

Additional Information

This communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Arch Chemicals. LG Acquisition Corp., Lonza’s indirect wholly owned subsidiary, has filed a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Arch Chemicals has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and Arch Chemicals shareholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement, as well as any amendments thereto and other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and Arch Chemicals shareholders may obtain a free copy of the tender offer statement, the solicitation/recommendation statement and other documents (when available) filed with the SEC at the SEC’s website at www.sec.gov. The tender offer statement and other documents that LG Acquisition Corp. files with the SEC may also be obtained free of charge by directing a request by mail to MacKenzie Partners, Inc. at 105 Madison Avenue, New York, New York 10016, by calling toll-free at +1 800 322 2885 or by email to tenderoffer@mackenziepartners.com.

© 2009 Chorus Call SA. All Rights Reserved